October 16, 2009

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler, Assistant Director Mr. Bryan Pitko, Attorney

Discovery Laboratories, Inc. --
Preliminary Proxy Statement on Form PRE14A (filed October 9, 2009)

Dear Messrs. Riedler and Pitko:

On behalf of Discovery Laboratories, Inc. (the “Company”), we are transmitting for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, proposed revisions to the language of the above-referenced proxy statement (the “Proxy Statement”), as originally filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2009.  If the revised language is acceptable to the staff of the Division of Corporation Finance (the “Staff”), upon receiving clearance from the Staff, we will file the amended language as part of the definitive Proxy Statement on Form DEF14A.  We are writing this letter in response to the comments of the Staff contained in your letter to the Company dated October 15, 2009 (the “Comment Letter”), regarding the Proxy Statement.  For the convenience of the Staff, we have restated the contents of the Comment Letter and responded to the comments in the order set forth therein.

Preliminary Proxy Statement on Form PRE14A (SEC File No. 000-26422)

Comment 1.  Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the authorized but unissued shares that would be available as a result of your proposed increase in authorized shares of common stock from 180 million shares to 380 million shares.  If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

Response:  In response to Comment 1 of the Comment Letter, the Company has revised the Proxy Statement to state that the Company currently has no plans, arrangements or understandings relating to the issuance of any of the Company’s common stock by adding the following language to the disclosure provided in Proposal 3 on page 14 of the Proxy Statement:

Although, as described above, we are actively engaged in discussions with certain interested parties with respect to potential strategic alliances and potential additional financings, there are presently no confirmed plans, arrangements or understandings with respect to any specific transaction that would result in the issuance of any of the shares of  our Common Stock that would become available for issuance if the Share Amendment were approved.

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If the proposed changes to the Proxy Statement are acceptable to the Staff, we expect to file the definitive Proxy Statement on Form DEF14A on or after October 19, 2009, once the comments are cleared or the Staff indicates that we may do so.

In addition, please note that the Company has authorized us to inform you that it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to the disclosure in response to Staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to contact me ((212) 277-6686) or my colleague, Stuart J. van Leenen ((212) 277-6590), should you wish to discuss any matter further.

Very truly yours, /s/ Ira L. Kotel Ira L. Kotel (212) 277-6686 koteli@dicksteinshapiro.com

Copy to:

David L. Lopez, CPA, Esq.
Executive Vice President, General Counsel
Discovery Laboratories, Inc.
2600 Kelly Road, Suite 100
Warrington, PA  18976